ANY SHARES ACQUIRED UPON CONVERSION OF THIS NOTE OR ANY PORTION THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "ACT") OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL ACCETABLE TO COUNSEL FOR THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED AND THAT THE PROPOSED TRANSFER MAY BE MADE WITHOUT VIOLATION OF THE ACT AND ANY APPLICABLE STATE SECURITIES LAW.

Principal amount: $250,000 **Issuance Date: February 28, 2022**
Principal and interest due at maturity: $290,000 **Maturity Date: February 28, 2024**

SMARTAXIOM, INC.
(a California corporation)

8% UNSECURED CONVERTIBLE NOTE
Due On or Before February 28, 2024

SmartAxiom, Inc., a California corporation (the "Company"), for value received and intending to be legally bound, hereby promises to pay to the order of Life On Earth, Inc., a Delaware corporation, or its assigns ("Holder"), the principal amount of two hundred fifty thousand ($250,000) Dollars on or before one year from the issue date, or February 28, 2024, (the "Maturity Date"), together with interest thereon at the rate of 8% per annum, as set forth herein (the "Note").

1. **Holder Representations:** By accepting this Note, the Holder hereby acknowledges that this Note has not been registered under the Securities Act of 1933, as amended, or any state securities laws and Holder represents that he is acquiring this Note and will acquire any shares issued upon conversion hereof, for his own account, for investment purposes only and not with a view to, or for sale in connection with, any distribution of such securities and Holder agrees to reaffirm, in writing, this investment representation at the time of exercise of the conversion right set forth herein.

2. **Principal and Interest Payment:** The Company shall pay to the Holder the aggregate amount of all unconverted and then outstanding principal and accrued interest under of this Note on or before the Maturity Date. This Note may be prepaid, in whole or in part, at any time or from time-to-time at the option of the Company without penalty.

3. **Representations and Warranties of the Company:** The Company hereby represents and warrants the following to Holder:

a. The Company and those executing this Note on its behalf have the full right, power, and authority to execute, deliver and perform the Obligations under this Note, which are not prohibited or restricted under the articles of incorporation or bylaws of the Company. This Note has been duly executed and delivered by an authorized officer of the Company and constitutes a valid and legally binding obligation of the Company enforceable in accordance with its terms.

b. The execution of this Note and the Company's compliance with the terms, conditions and provisions hereof does not conflict with or violate any provision of any agreement, contract, lease, deed of trust, indenture, or instrument to which the Company is a party or by which the Company is bound, or constitute a default thereunder.

4.   Covenant of First Priority Payment. Except for payments to be made regarding trade payables or business loans and lines of credits incurred in the ordinary course of the Company's business, the Company shall not make any repayment (whether made in the form of cash, property, or securities of the Company) on or toward any obligation of the Company for borrowed money unless or until such time as all principal and accrued interest under this Note has been paid in full.

5.   Conversion of Note: This Note may be converted at any time into shares of Common Stock of the Company (the "Common Stock"), as follows:

a.   ***Voluntary Conversion:*** Subject to and upon compliance with the provisions of this Section 5, at any time the unpaid principal and interest balance of the Note may be converted in whole, into a number of fully-paid and non-assessable shares of Common Stock of the Company (the "Shares") having a value equal to the Note balance converted at an assumed total valuation of the Company of $6,250,000 on fully diluted basis, to include all (i) issued and outstanding Common Stock, (ii) all shares of Common Stock issuable upon conversion of any convertible notes, preferred stock, or similar instruments, (iii) all shares of Common Stock issuable upon exercise of all warrants, options, or similar instruments, and (iv) any other shares of Common Stock which, as of the conversion date, the Company is or may, at the sole option of others, be obligated to issue. The conversion date shall be the date that such Notice of Conversion is deemed delivered hereunder. Such conversion shall be effectuated by the Holder submitting to the Company a notice of conversion attached hereto as Exhibit "A" (the "Conversion Notice").

b.   ***Fractional Shares:*** No fractional shares or scrip representing fractional shares shall be issued upon the conversion of this Note. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Company shall round up to the next whole share.

c.   ***Merger:*** If, prior to repayment of the obligations relevant hereto, or prior to conversion of this Note into equity in the Company, the Company shall be consolidated or merged with another company, or substantially all of its assets shall be sold to another company in exchange for stock with the view to distributing such stock to its shareholders, each share of stock into which this Note is convertible shall be replaced for the purposes hereof by a pro rata amount of the securities or property issuable or distributable, based upon percentage of the Company's common stock which a Holder would have owned had there been a conversion herein immediately prior consummation of such merger, consolidation or sale and adequate provision to that effect shall be made at the time thereof. The Company will provide the Holder at least ten (10) days prior written notice of any event described in this subsection (c).

d.   ***Company's Failure to Timely Convert***: If within three (3) business days after the Company's receipt of the facsimile or email copy of a Conversion Notice the Company shall fail to issue and deliver to Holder the number of shares of Common Stock to which the Holder is entitled upon such holder's conversion of this Note (a "Conversion Failure"), the Original Principal Amount of the Note shall increase by $1,000 per week until the Company issues and delivers a certificate to the Holder for the number of shares of Common Stock to which the Holder is entitled upon such holder's conversion of this Note.

6.   Reservation of Common Shares: The Company shall take or has taken all steps necessary to reserve a number of its authorized but unissued Common Stock sufficient for issuance upon conversion of this Note pursuant to the provisions included hereinabove.

7.   Securities Laws and Restrictions: This Note and the shares of common stock issuable upon conversion have not been registered for sale under the Securities Act, and neither this Note nor those shares nor any interest in this Note nor those shares may be sold, offered for sale, pledged or otherwise disposed of without compliance with applicable securities laws, including, without limitation, an effective registration statement relating thereto or delivery of an opinion of counsel acceptable to the Company that such registration is not required under the Act. Holder represents and warrants that it is an "accredited investor" as defined under the Act.

8.   **Events of Default:** The following conditions or events shall be "Events of Default" under this Note:

a.   if the Company shall default in the payment of principal and/or interest accruing herein when the same becomes due and payable, whether at maturity or by declaration of acceleration or otherwise, and shall fail to cure such default within fifteen days after written notice thereof from the Holder to the Company, if the Company fails to tender any payment due hereunder when the same becomes due; and shall fail to cure such default within fifteen days after written notice thereof from the Holder to the Company; or

b.   if the Company shall default in the performance of or compliance with any material term contained herein and such default shall not have been remedied within fifteen days after written notice thereof from the Holder to the Company; or

c.   if the Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or a voluntary petition for reorganization under Title 11 of the Unites States Code ("Title 11") shall be filed by the Company or an order shall be entered granting relief to the Company under Title 11 or a petition shall be filed by the Company in bankruptcy, or the Company shall be adjudicated a bankrupt or insolvent, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statue, law or regulation, or shall file any answer admitting or not contesting the material allegations of a petition filed against the Company any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company or if the Company or its directors or majority shareholders shall take any action looking to the dissolution or liquidation of the Company; or

d.   if within 120 days after the commencement of an action against the Company seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statue, law or regulation, such action shall not have been dismissed or nullified or all orders or proceedings thereunder affecting the operations or the business of the Company stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within 120 days after the appointment without the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company such appointment shall not have been vacated.

9.   **Rights and Remedies of Holder Upon Default:** Upon the occurrence of an event of default by the Company under this Note, then, in addition to all other rights and remedies at law or in equity, Holder may exercise any one or more of the following rights and remedies:

a.   Accelerate the time for payment of all amounts payable under this Note by written notice thereof to the Company, whereupon all such amounts shall be immediately due and payable.

b.   Pursue any other rights or remedies available to Holder at law or in equity.

10. **Costs of Collection:** Should the indebtedness represented by this Note, or any part hereof, be collected at law, in equity, or in any bankruptcy, receivership or other court proceeding, or this Note be placed in the hands of any attorney for collection after default, the Company agrees to pay, in addition to the principal and interest due hereon, all reasonable attorneys' fees, plus all other costs and expenses of collection and enforcement, including any fees incurred in connection with such proceedings or collection of the Note and/or enforcement of Holder's rights.

11. **Notice:** All notices required or permitted to be given under this Note, including, without limitation, any Notice of Conversion, shall be in writing (delivered by hand or sent certified or registered mail, return receipt requested, or by nationally recognized overnight courier service) addressed to the respective party at the address indicated on the signature page of this Note. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the second business day following the date of mailing, if sent by nationally recognized overnight courier service or (ii) upon actual receipt by the party to whom such notice is required to be given.

12. **Governing Law and Jurisdiction:** The Note shall be governed by the laws of the State of Delaware. This Note and all issues arising out of this Note will be governed by and construed solely and exclusively under and pursuant to the laws of the State of Delaware. Each of the parties hereto expressly and irrevocably agrees that any legal suit, action or proceeding arising out of or relating to this Agreement will be instituted exclusively in New York City, New York, and hereby irrevocably consents to the personal jurisdiction of any court of competent subject matter jurisdiction sitting in New York City, New York for such purposes.

13. **Severability:** If any provision, paragraph or subparagraph of this Note is adjudged by any court to be void or unenforceable in whole or in part, this adjudication shall not affect the validity of the remainder of the Note, including any other provision, paragraph or subparagraph. Each provision, paragraph or subparagraph of this Note is separable from every other provision, paragraph and subparagraph and constitutes a separate and distinct covenant.

14. **Amendment:** This Note may only be amended in writing, duly endorsed by the parties hereto.

15. **Waiver of Jury Trial:** <u>**The parties irrevocably waive any and all right they may have to a trial by jury in any action, proceeding or claim of any nature relating to this Note, any documents executed in connection with this Note or any transaction contemplated in any of such documents. The parties acknowledge that the foregoing waiver is knowing and voluntary.**</u>

16. **Representation of Counsel:** The parties acknowledge that they have (a) consulted with or have had the opportunity to consult with their respective legal counsel prior to executing this Note and (b) read and understood all the provisions of this Note including the wavier of jury trial. This Note has been freely negotiated by the parties and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Note.

[Signature Page Follows]

SmartAxiom, Inc.

By:_____

Print name: _____

Title:_____

HOLDER:

Life on Earth, Inc.

By:_____

Print name: _Mahmood Khan_____

Title:_CEO, Life On Earth, Inc._____

Exhibit A

CONVERSION NOTICE

TO: SmartAxiom, Inc.

The Holder listed below hereby irrevocably exercises his/her/its right to convert all principal and accrued interest due and owing under this Note into _____ shares of Common Stock of SmartAxiom, Inc. in accordance with the terms of this Note, and directs that the Common Stock issuable and deliverable upon such conversion be recorded on the books of SmartAxiom, Inc. in the name of, and delivered to, the Holder.

The Holder hereby acknowledges that the shares of Common Stock have not been and will not be at the time of requisition by the undersigned registered under the Securities Act of 1933, as amended, or under any state securities laws, and hereby represents and warrants to the Company that he/she/it is acquiring the Common Stock for his/her/its own account, for investment, and not with a view to, or for sale in connection with, any distribution of such Common Stock.

Dated: _____, 20 _____

_____
Signature of Holder

_____
Printed Name of Holder

_____
EIN or SSN

_____
Address

_____
City, State, Zip

_____
Telephone

_____
Email